FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

55 St. Clair Avenue West, 3rd Floor Toronto, Ontario, Canada M4V 2Y7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: July 31, 2006	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY; NASDAQ: CRYP; LSE: CRP

Playboy deals itself into Internet poker — with CryptoLogic
First-ever Playboy poker site to be powered by CryptoLogic’s award-winning software

July 31, 2006, (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced today that its award-winning poker software will launch the first Playboy-branded Internet poker site, targeting markets around the world, excluding the United States.

Under an exclusive three-year licensing contract between CryptoLogic’s wholly-owned subsidiary, WagerLogic Limited, and Oceania Caribe Licensing N.V., CryptoLogic will be the sole software product used for the Playboy Internet poker site. The companies already have a similar exclusive arrangement announced on May 10 to launch a new Playboy casino site. The agreement comprises a complete turnkey solution including customer support services, e-cash management and marketing support.

“Whether it’s on TV, in print or online, Playboy is one of the world’s premier entertainment brands, and CryptoLogic’s poker software can take it to new people and new places,” said Lewis Rose, CryptoLogic’s President and CEO. “Playboy will soon join other blue-chip companies that use both our casino and poker products to bring more innovative entertainment concepts to gamers around the world.”

The new agreement provides Playboy with one of the Internet’s most extensive online poker offerings – and participation in one of the top five revenue-generating Internet poker networks – powered by CryptoLogic-developed software.

The poker site will use a similar marketing model to the casino site by offering unique “money can’t buy” promotions for players, Playboy merchandise, invitations to Playboy-hosted events and trips to the legendary Playboy Mansion. Reflecting CryptoLogic’s global diversification strategy, Playboy plans to market its Internet gaming sites in markets around the world, excluding the United States. These sites will receive prominent placement in Playboy’s international print, online and media outlets. Playboy operates an extensive international business, with 21 localized international editions of Playboy magazine, wireless content available in over 30 countries and 25,000 retail outlets carrying Playboy-branded products around the world.

“In CryptoLogic, Playboy has found an innovative and proven partner who can help us capitalize on the growth and excitement of online poker,” said Playboy’s Chairman and CEO Christie Hefner. “With CryptoLogic’s technical and industry strength and Playboy’s global brand reach, our goal is to deliver an exceptional Playboy-gaming destination for online players.”

“We’re eager to expand our relationship with the addition of a Playboy poker site,” said A.J. Slivinski, WagerLogic’s Managing Director. “This agreement reinforces the value our products and expertise can provide to the world’s top gaming and entertainment brands.”

TEL (416) 545-1455 FAX (416) 545-1454
55 ST. CLAIR AVENUE, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the NASDAQ Global Select Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For information on WagerLogic®, visit www.wagerlogic.com.

About Playboy (www.playboyenterprises.com)
Playboy Enterprises, Inc. (NYSE: PLA, PLA.A) is a brand-driven, international multimedia entertainment company that publishes editions of Playboy magazine around the world; operates Playboy and Spice television networks and distributes programming globally via DVD and a network of websites including Playboy.com, a leading men’s lifestyle and entertainment website; and licenses the Playboy and Spice trademarks internationally for a range of consumer products and services.

About Oceania Caribe
Oceania Caribe Licensing N.V. is a private operator in the Netherlands Antilles with the exclusive rights to the Playboy brand for use in its Internet gaming business.

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For more information, please contact: CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director, Communications
Argyle Rowland Communications, (416) 968-7311 (N. American media)
Karen Passmore, ext. 228/ kpassmore@argylerowland.com
Daniel Tisch, ext. 223/ dtisch@argylerowland.com

Capital MS&L, + 44 20 7255 5117 (UK media)
Nick Bastin, nick.bastin@capitalmsl.com
Daniela Fleischmann, daniela.fleischmann@capitalmsl.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.